Nuveen Investments

Exchange-Traded Products

Nuveen Diversified Commodity Fund (CFD)

CFD is the first actively managed fund to be listed on any NYSE Euronext group exchange that invests primarily in a diversified portfolio of commodity futures and options contracts.

CFD is designed to offer investors the potential for:

Exposure to commodity futures and forward contracts Regular monthly distributions

Attractive risk-adjusted returns as compared with passively managed commodity funds Investment in an asset class with historically low correlations to equities and bonds A more consistent hedge against inflation than equities or bonds A fully collateralized and unleveraged commodity investment strategy Access to the commodity expertise of Gresham Investment Management LLC

NOT FDIC INSURED. MAY LOSE VALUE. NO BANK GUARANTEE.

The Nuveen Diversified Commodity Fund (the “Fund”) is a commodity pool managed by Nuveen Commodities Asset Management, LLC (“NCAM”), a commodity pool operator registered with the Commodity Futures Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”).

The Fund is not a mutual fund, a closed-end fund, or any other type of “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and is not subject to regulation thereunder. The CFTC has not passed upon the merits of participating in this pool nor has the CFTC passed on the adequacy or accuracy of this brochure or the Fund’s disclosure document.

The current prospectus for the Fund, which may be updated from time to time pursuant to Securities and Exchange Commission (“SEC”) and CFTC requirements, is available at the Fund’s website (http://www.nuveen.com) as well as at the SEC’s website (http://www.sec.gov).

Investing in the Fund involves significant risks. Please see “Special Risk Considerations” on pages 15–16 of this brochure and “Risk Factors” on pages 17–26 of the Fund’s preliminary prospectus, which accompanies this brochure, for more information.

Because the Fund has not commenced business, its shares have no history of public trading and the Fund does not have any performance history.

Fund shares are subject to investment risk, including the possible loss of the entire amount of your investment.

Investments in commodity futures and forward contracts and options on commodity futures and forward contracts have a high degree of price variability, and are subject to rapid and substantial price changes. The Fund may not be able to achieve its investment objective.

The Fund’s net asset value will be reduced immediately following this offering by the underwriting discount, commissions, and the amount of offering expenses paid by the Fund.

A group of underwriters led by BofA Merrill Lynch, UBS Investment Bank, Wells Fargo Securities, LLC and Nuveen Investments, LLC (“Nuveen”) is offering the proposed Fund. Certain underwriters participating in this offering or their affiliates, including BofA Merrill Lynch (which is a remote affiliate of NCAM, NAM (as defined below) and the Fund), and an affiliate of Wells Fargo Securities, LLC have an ownership interest in Nuveen Investments, Inc. (“Nuveen Investments”), the parent company of Nuveen, NCAM and Nuveen Asset Management (“NAM”).

BofA Merrill Lynch, UBS Investment Bank and Wells Fargo Securities, LLC will act as joint book-running managers for the offering, with Nuveen acting as joint lead manager. Janney Montgomery Scott, Ladenburg Thalmann & Co. Inc., Maxim Group LLC, RBC Capital Markets and Stifel Nicolaus Weisel will act as co-managers.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, which accompanies this brochure, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-827-5920.

EXPOSURE TO COMMODITY FUTURES AND FORWARD CONTRACTS

The Nuveen Diversified Commodity Fund (CFD or the “Fund”), an actively-managed, exchange-listed fund, is a commodity pool. The Fund issues shares, which represent units of fractional undivided beneficial interest in and ownership of the Fund. The Fund’s investment objective is to generate higher risk-adjusted total return than leading commodity market benchmarks, specially the Dow Jones-UBS Commodity Index® and the S&P GSCI® Commodity Index, and passively managed commodity funds. Risk-adjusted total return refers to the income and capital appreciation generated by a portfolio (the combination of which equals its total return) per unit of risk taken, with such risk measured by the volatility of the portfolio’s total returns over a specific period of time. In pursuing its investment objective, the Fund will invest directly in a diversified portfolio of commodity futures and forward contracts to obtain broad exposure to all principal groups in the global commodity markets. The Fund is unleveraged, and the Fund’s commodity contract positions will be fully collateralized with cash equivalents and short-term, high grade debt securities. The Fund will also write commodity call options seeking to enhance the Fund’s risk-adjusted total return.

By purchasing shares of the Fund, investors will gain exposure to commodities through the Fund’s investments in commodity futures and forward contracts, which are contracts to buy or sell specific amounts of a commodity at a known price and at a specific point in the future. The commodity futures and forward contracts in which the Fund invests are traded on regulated futures exchanges. Such exchange-traded contracts have price transparency and intra-day liquidity.

THE COMMODITY FUTURES MARKETS

Commodities are real assets which are most often used as inputs in the production of other goods and services. In 2009, the gross production value of tradable physical commodities exceeded $2.5 trillion, according to Standard & Poor’s Corporation (“Standard & Poor’s”). One way to gain exposure to commodities is by investing in commodity futures and forward contracts. According to the Futures Industry Association as of June 30, 2010, the principal commodity groups–energy, industrial metals, livestock, agriculturals, precious metals and foods and fibers–included more than 100 different U.S. dollar-denominated futures contracts that are actively traded on tangible commodities. Furthermore, the commodity futures markets have considerable depth and liquidity. According to Standard & Poor’s, over $37.6 trillion of commodity futures contracts traded world-wide in 2009, as represented by the commodity futures contracts held in the S&P GSCI® Commodity Index.

Transactions in commodity futures and forward contracts carry a high degree of risk. You should carefully consider whether your financial condition permits you to participate in a commodity pool, where futures and options trading can quickly lead to large losses as well as gains, and sharply reduce the net asset value of your interest in the pool. For further discussion of the risks, please review the “Special Risk Considerations” on pages 15–16 of this brochure and “Risk Factors” beginning on page 17 of the Fund’s preliminary prospectus.

ACTIVELY MANAGED, DIVERSIFIED COMMODITY PORTFOLIO

In pursuing its investment objective, the Fund will invest directly in a diversified portfolio of commodity futures and forward contracts to obtain broad exposure to all principal groups in the global commodity markets. The Fund’s commodity subadvisor, Gresham Investment Management LLC (“Gresham”), will provide exposure to commodities through

Investment Strategy Overview: The Fund’s strategy, which integrates TAP® and writing commodity call options, is referred to as TAP PLUS SM.

Tangible Asset Program® (TAP®)

PLUS

Actively Managed Commodity Strategy

The Fund expects to provide exposure initially to 26 individual commodities in the six principal commodity groups through its actively managed, long-only, rules-based investment strategy. Generally, the Fund expects to invest in short-term commodity futures and forward contracts with terms of one to three months. Gresham will regularly roll individual commodity futures and forward contracts throughout the year and exercise discretion with respect to the timing and the price of the rolls.

Subadvisor: Gresham

Collateral Investments

A fundamental principle of Gresham’s TAP® strategy is that, at all times, the Fund intends that its commodity futures positions will be fully collateralized. Approximately 25% of the Fund’s assets will be initially committed as “initial” and “variation” margin and the remainder of approximately 75% will be invested in high grade debt securities. To support its commodity investments, the Fund anticipates that it will maintain significant collateral that will be invested in cash equivalents or short-term debt securities with final terms not exceeding one year at the time of investment. These collateral investments shall be rated at all times at the applicable highest short-term or long-term debt or deposit rating or money market fund rating as determined by at least one nationally recognized statistical rating organization (“NRSRO”) or, if unrated, shall be judged by NAM to be of comparable quality.

Subadvisor: NAM

Actively Managed Options Strategy

The Fund will write (sell) exchange-traded commodity call options that may be up to 20% “out-of-the-money” on a continual basis on up to approximately 50% of the notional value of each of its commodity futures and forward contract positions that have sufficient option trading volume and liquidity. Generally, the Fund expects to write short-term commodity call options with terms of one to three months but may write commodity call options with terms up to one year.

Subadvisor: Gresham

There can be no assurance that the Fund’s options strategy will be successful. The Fund’s risk-adjusted returns over any particular period may be positive or negative.

its proprietary Tangible Asset Program® (“TAP®”), an actively managed, fully collateralized, long-only, rules-based commodity investment strategy. The TAP® investment strategy has been managed in a proprietary family account since 1987. TAP® was first offered to outside clients beginning in September 2004, and Gresham continues to offer this investment strategy, among others, to outside clients.

At the beginning of each year, Gresham expects to select up to five commodities from each of the six principal commodity groups and assign portfolio weightings to each based on three inputs: (i) systematic calculations of the values of global production, (ii) total U.S. dollar trading volume on commodity futures and forwards exchanges and (iii) global import/export trade values. The specific commodities in which the Fund will invest, and the relative target weighting of those commodities, will be determined annually by Gresham.

The Fund’s portfolio concentration in any single commodity or commodity group will be limited in an attempt to moderate volatility. Initially, Gresham’s process is intended to constrain the weightings of each commodity group such that no group’s target weighting may constitute more than 35% of TAP®, no two groups’ combined target weightings may constitute more than 60% of TAP® and no single commodity’s target weighting can constitute more than 70% of its group. In addition, each commodity may be rebalanced to its target weighting if its actual weighting deviates from its target substantially (currently by more than 10%). Gresham’s rebalancing procedures are based on proprietary rules and criteria.

Gresham believes that the relative performance of strategies that invest in exchange-traded commodity futures and forward contracts may be enhanced through active implementation. Generally, the Fund expects to invest in short-term commodity futures and forward contracts with terms of one to three months but may invest in commodity contracts with terms of up to six months. Gresham will regularly purchase and subsequently sell, i.e., "roll" individual commodity futures and forward contracts throughout the year so as to maintain a fully invested position. As the commodity contracts near their expiration dates, Gresham will roll them over into new contracts. Gresham seeks to add value compared with leading commodity market benchmarks and passively managed commodity funds by actively managing the implementation of the rolls of the commodity contracts. As a result, the roll dates, terms and contract prices selected by Gresham may vary based upon Gresham's judgment of the relative value of different contract terms. Gresham's active management approach is market-driven and opportunistic and is intended to minimize market impact and avoid market congestion during certain days of the trading month.

Commodity indices publish and employ transparent futures rolling conventions. Leading commodity market benchmarks including the Dow Jones-UBS Commodity Index® and the S&P GSCI® Commodity Index track hypothetical investments in a basket of commodity futures contracts in which expiring contracts are rolled forward to the next set of corresponding nearby commodity futures contracts. Both commodity indices have futures rolling conventions with rolls implemented on a fixed schedule from the fifth through ninth business days of every month. Such index transparency, combined with high turnover, may result in these business days being particularly inopportune days to trade. When passively managed commodity funds linked to commodity indices roll their futures contracts, imbalances of supply and demand may create market opportunities for active managers. Gresham is not restricted to rolling its commodity contracts on predetermined business days. Gresham may elect to roll contracts on dates other than those on which the indices generally roll to seek to benefit from more attractive pricing on those alternative dates. If Gresham rolls contracts on the same day as the indices, it may trade intra-day based on its assessment of liquidity levels and price activity in the market.

Diversified Portfolio of Commodities: TAP® Commodity Group Weights As of June 30, 2010








Energy		Industrial Metals		Agriculturals		Precious Metals		Livestock		Foods and Fibers	
Crude Oil	23.3%	Copper	8.4%	Soybeans	5.3%	Gold	8.9%	Live Cattle	6.1%	Sugar	2.7%
Heating Oil	3.5%	Aluminum	5.4%	Wheat	3.7%	Silver	3.0%	Lean Hogs	2.4%	Coffee	2.6%
Gas Oil	1.2%	Nickel	2.3%	Corn	3.3%	Platinum	1.1%	Feeder Cattle	1.1%	Cotton	2.4%
Natural Gas	3.3%	Zinc	1.2%	Soybean Meal	2.2%	Palladium	0.4%			Cocoa	1.0%
Gasoline	3.5%	Lead	0.7%	Soybean Oil	1.2%						
Total	**34.8%**	**Total**	**18.0%**	**Total**	**15.7%**	**Total**	**13.4%**	**Total**	**9.6%**	**Total**	**8.7%**

Source: Gresham Investment Management, LLC

The Fund's TAP® commodity weights will vary over time.

5

TAP PLUS℠ INVESTMENT STRATEGY

In addition to a fully collateralized and actively managed TAP® strategy, the Fund will employ an integrated program of writing exchange-traded commodity call options (the "options strategy") designed to enhance the Fund's risk-adjusted total return. A call option gives its owner (buyer) the right but not the obligation to buy the underlying futures contract at a particular price, known as the strike price, at anytime between the purchase date and the expiration date of the option. The person who writes (sells) the option to the buyer is thus required to fulfill the contractual obligation (by selling the underlying futures contract to the buyer at the strike price) should the option be exercised. If the option is covered, the writer (seller) has an offsetting futures position. The Fund's strategy, which integrates TAP® and writing commodity call options, is referred to as TAP PLUS℠. While Gresham has previously managed assets pursuant to TAP® for outside clients since September 2004, it has never employed TAP PLUS℠ when managing assets for outside clients.

NCAM and Gresham believe that the Fund's options strategy can provide the potential for current gains from option premiums, which may meaningfully reduce return volatility. The goal is to enhance the Fund's risk-adjusted returns relative to the returns of leading commodity market benchmarks over extended periods of time. There can be no assurance that the Fund's options strategy will be successful. The Fund's risk-adjusted returns over any particular period may be positive or negative.

Because of the volatile nature of the commodities markets, the purchase and writing (selling) of commodity options involve a high degree of risk. As a writer (seller) of options, the Fund will be subject to the exercise of the option at any time and additional calls for margin when the market moves against the option position.

Annualized Historical Performance of Various Asset Classes

Last 25 Years: July 1985 to June 2010

ASSET CLASS	INDEX	1 YEAR (7/1/09/-6/30/10)	5 YEARS (7/1/05-6/30/10)	10 YEARS (7/1/00-6/30/10)	15 YEARS (7/1/95-6/30/10)	25 YEARS (7/1/85-6/30/10)
Commodities	Dow Jones-UBS Commodity®	2.75%	-1.32%	4.41%	5.38%	N/A
Commodities	S&P GSCI® Commodity	-5.43%	-8.13%	0.90%	4.08%	6.93%
U.S. Equities	S&P 500®	14.43%	-0.79%	-1.59%	6.24%	9.53%
Foreign Equities	MSCI EAFE®	6.38%	1.35%	0.59%	4.14%	8.88%
U.S. Bonds	Barclays U.S. Aggregate Bond	9.50%	5.54%	6.47%	6.39%	7.82%

Sources: Zephyr Associates, Inc., Zephyr StyleADVISOR.

The annualized performance analysis above was produced by Nuveen using monthly index data provided by Zephyr StyleADVISOR and is shown from July 1, 1985 to June 30, 2010. Commodities are represented by the Dow Jones-UBS Commodity Index® ("DJ-UBSCI") and the S&P GSCI® Commodity Index ("GSCI"); U.S. Equities are represented by the S&P 500® Index ("S&P 500"); Foreign Equities are represented by the MSCI EAFE® Index ("MSCI EAFE"); and U.S. Bonds are represented by the Barclays Capital U.S. Aggregate Bond Index ("Barclays Aggregate"). Indices are unmanaged, and do not show actual investment returns. An index is a hypothetical measure of performance based on the fluctuations in the value of the securities that make up a particular market. Payment of management or brokerage fees or other fees and expenses would lower an index's performance. **Index returns are for illustrative purposes only and do not represent actual Fund performance.** You cannot invest directly in an index. Past performance of these indices has varied considerably over different periods. See page 14 for definitions of the indices represented in this analysis.

Past performance is not indicative of future results.

6

COMMODITIES HAVE HISTORICALLY EXHIBITED COMPETITIVE TOTAL RETURNS

Gresham and NCAM believe that global commodity markets provide an opportunity for long-term investors to achieve competitive total returns over time relative to other asset classes. The table on the previous page illustrates the annualized 1-, 5-, 10-, 15- and

25-year performance of Commodities, U.S. Equities, Foreign Equities and U.S. Bonds, as represented by major market benchmarks. Transactions in commodity futures and forward contracts carry a high degree of risk. You should carefully consider whether your financial condition permits you to participate in a commodity pool, where futures and options trading can quickly lead to large losses as well as gains, and sharply reduce the net asset value of your interest in the pool. For further discussion of the risks, please review the “Special Risk Considerations” on pages 15–16 of this brochure and “Risk Factors” beginning on page 17 of the Fund’s preliminary prospectus.

COMMODITIES HAVE HISTORICALLY DEMONSTRATED LOW CORRELATIONS WITH OTHER ASSET CLASSES

The investment returns of commodities have demonstrated low correlations with the investment returns of other asset classes such as U.S. equities, foreign equities and U.S. bonds. NCAM and Gresham believe that commodities tend to have a low correlation to other asset classes because the factors driving commodity prices are fundamentally different. Commodity prices are generally driven by supply and demand fundamentals—prices must adjust in order for the market to balance. The bar chart below illustrates the low correlation of Commodities relative to Foreign Equities, U.S. Equities and U.S. Bonds

Correlation Comparison: Commodities vs. Other Asset Classes

Last Ten Years: July 2000 to June 2010

Correlation of Returns Relative to Commodities

1.0

0.8

0.6

0.4

0.2

0

Commodities Foreign Equities U.S. Equities U.S. Bonds

1.0

0.48

0.33

0.08

Sources: Zephyr Associates, Inc., Zephyr Style ADVISOR.

Correlation calculations were produced by Nuveen using monthly index data provided by Zephyr Style ADVISOR and are shown from July 1, 2000 to June 30, 2010. Commodities are represented by the DJ-UBSCI; U.S. Equities are represented by the S&P 500; Foreign Equities are represented by the MSCI EAFE; and U.S. Bonds are represented by the Barclays Aggregate. Indices are unmanaged, and do not show actual investment returns. An index is a hypothetical measure of performance based on the fluctuations in the value of the securities that make up a particular market. Payment of management or brokerage fees or other fees and expenses would lower an index’s performance. Index returns are for illustrative purposes only and do not represent actual Fund performance.

You cannot invest directly in an index. Past performance of these asset classes (as represented by major market benchmarks) has varied considerably over different periods. See page 14 for definitions of the indices represented in this bar chart. See page 14 for a fuller description of correlation.

Past correlations are not indicative of future correlations.

over the last ten years. Gresham and NCAM believe that because Commodities have demonstrated low correlations with these asset classes over the last ten years, exposure to Commodities may enhance portfolio diversification.

COMMODITIES HAVE HISTORICALLY PROVIDED PORTFOLIO DIVERSIFICATION BENEFITS

Gresham and NCAM believe that commodities as an asset class are often underrepresented in an investor's portfolio. Maintaining consistent exposure to commodities over time may potentially add diversification benefits to a portfolio that is otherwise composed of U.S. equities and U.S. bonds.

Gresham and NCAM believe that such potential diversification benefits may include improved risk-adjusted returns and lower portfolio volatility over time. The analysis on the

Impact of Adding Commodities to a Hypothetical U.S. Equity and U.S. Bond Portfolio

Last Ten Years: July 2000 to June 2010



U.S. Equities
U.S. Bonds
Commodities
Hypothetical U.S. Equity and U.S. Bond Portfolio
40.0%
60.0%
Hypothetical 5% Commodity Allocation
40.0%
5.0%
55.0%
Hypothetical 10% Commodity Allocation
40.0%
10.0%
50.0%

Commodities May Lower Volatility and Improve a Portfolio's Risk-Adjusted Returns

Hypothetical Statistics	Avg. Annual Return	Volatility (Standard Deviation)	Risk-Adjusted Return (Sharpe Ratio)
U.S. Equity/U.S. Bond Portfolio	1.92%	9.71%	-0.07
5% Commodity Allocation	2.28%	9.25%	-0.03
10% Commodity Allocation	2.63%	8.88%	0.01

Sources: Zephyr Associates, Inc., Zephyr StyleADVISOR.

The hypothetical portfolio construction was produced by Nuveen using monthly index data provided by Zephyr StyleADVISOR. The hypothetical portfolios are shown from July 1, 2000 to June 30, 2010. An allocation to U.S. Equities is represented by the S&P 500; an allocation to U.S. Bonds is represented by the Barclays Aggregate; and an allocation to Commodities is represented by the DJ-UBSCI. Indices are unmanaged, and do not show actual investment returns. An index is a hypothetical measure of performance based on the fluctuations in the value of the securities that make up a particular market. Payment of management or brokerage fees or other fees and expenses would lower an index's performance. **Index returns are for illustrative purposes only and do not represent actual Fund performance.** You cannot invest directly in an index. Past performance of these asset classes (as represented by major market benchmarks) has varied considerably over different periods. See page 14 for definitions of the indices represented in this analysis. See page 14 for fuller descriptions of Sharpe ratio and standard deviation.

Hypothetical performance results have many inherent limitations, some of which are described below. No representation is being made that any account will or is likely to achieve profits or losses similar to those shown. In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular trading program. One of the limitations of hypothetical performance results is that they are generally prepared with the benefit of hindsight. In addition, hypothetical trading does not involve financial risk, and no hypothetical trading record can completely account for the impact of financial risk in actual trading. For example, the ability to withstand losses or to adhere to a particular trading program in spite of trading losses are material points which can also adversely affect actual trading results. There are numerous other factors related to the markets in general or to the implementation of any specific trading program which cannot be fully accounted for in the preparation of hypothetical performance results and all of which can adversely affect actual trading results. Actual future results or returns will differ from those indicated or implied above, and those differences could be material and adverse to investors. The Fund may have losses over any particular period and investors could lose their entire investment. See "Special Risk Considerations" on pages 15–16 of this brochure and "Risk Factors" beginning on page 17 of the Fund's preliminary prospectus. Investors should read and consider the risks carefully before making an investment in the Fund.

Past performance is not indicative of future results.

8

previous page illustrates three hypothetical portfolios (a 60%/40% U.S. Equity/U.S. Bond allocation, a 5% Commodity allocation and a 10% Commodity allocation) from July 2000 to June 2010. The annualized returns are comparable for all three hypothetical portfolios: 1.92%, 2.28% and 2.63%, respectively. However, the hypothetical portfolios with either a 5% or 10% Commodity allocation had better risk-adjusted returns (as measured by the Sharpe ratio) and lower portfolio volatility, or risk (as measured by standard deviation). A higher Sharpe ratio is associated with superior risk-adjusted return performance. The hypothetical portfolios show that the portfolios with Commodity exposure had higher Sharpe ratios as compared with the Sharpe ratio of a U.S. Equity and U.S. Bond portfolio. Additionally, the lower the standard deviation, the lower the portfolio risk. The hypothetical portfolios show the those portfolios with Commodity exposure had lower standard deviation as compared with the standard deviation of a U.S. Equity and U.S. Bond portfolio.

COMMODITIES MAY PROVIDE A MORE CONSISTENT HEDGE AGAINST INFLATION THAN U.S. EQUITIES, FOREIGN EQUITIES OR U.S. BONDS

As illustrated in the bar chart below, investment returns earned on a diversified Commodities portfolio have shown greater positive correlation with inflation (as measured by the Consumer Price Index, or the “CPI”) than have traditional asset classes such as U.S. Equities, Foreign Equities and U.S. Bonds over the last ten years. Based on the bar chart below, Commodities had a strong positive correlation to inflation. Conversely, U.S. Equities and Foreign Equities had a low correlation to inflation and U.S. Bonds had a negative correlation to inflation. The higher positive correlation of Commodities to inflation indicates that Commodities have provided a more consistent hedge against inflation since July 2000.

Correlation Comparison: CPI vs. Commodities, U.S. Equities, Foreign Equities and U.S. Bonds

Last Ten Years: July 2000 to June 2010

The correlation calculation was produced by Gresham using quarterly CPI and index data from Bloomberg L.P. and is shown from July 1, 2000 to June 30, 2010. Commodities are represented by the DJ-UBSCI; U.S. Equities are represented by the S&P 500; Foreign Equities are represented by the MSCI EAFE; and U.S. Bonds are represented by the Barclays Aggregate. Indices are unmanaged, and do not show actual investment returns. An index is a hypothetical measure of performance based on the fluctuations in the value of the securities that make up a particular market. Payment of management or brokerage fees or other fees and expenses would lower an index’s performance. Index returns are for illustrative purposes only and do not represent actual Fund performance. You cannot invest directly in an index. Past correlations of these asset classes (as represented by major market benchmarks) have varied considerably over different periods. See page 14 for definitions of the indices represented in this bar chart. See page 14 for a fuller description of correlation and CPI.

Past correlations are not indicative of future correlations.

Quality Correlations

0.8

0.6

0.4

0.2

0.0

-0.2

-0.4

0.58

0.12

0.10

-0.39

Commodities Foreign Equities U.S. Equities U.S. Bonds

TAP® PERFORMANCE SUMMARY SINCE 2005

The table below illustrates the performance of TAP® net and gross of fees as compared with the performance of the Dow Jones-UBS Commodity Index® and the S&P GSCI® Commodity Index. For every time period shown, TAP® outperformed at least one of the commodity benchmarks. TAP® Net, TAP® Gross, the Dow Jones-UBS Commodity Index® and the S&P GSCI® Commodity Index had average annual returns of -0.50%, 1.09%, -0.07% and -4.81%, respectively, from January 2005 to June 2010. It is important to note that these returns represent past performance of the respective indices which is no guarantee of future results for the indices or the Fund.

Comparative Performance Information

Analysis Period: January 2005 to June 2010

	6 MONTHS (1/1/10- 6/30/10)	1 YEAR (7/1/09- 6/30/10)	3 YEARS (7/1/07- 6/30/10)	5 YEARS (7/1/05- 6/30/10)	SINCE JAN. 2005 (1/1/05- 6/30/10)
TAP® (net of fees)	-8.78%	4.14%	-9.47%	-2.37%	-0.50%
TAP® (gross of fees)	-8.04%	5.79%	-8.01%	-0.81%	1.09%
Dow Jones-UBS Commodity Index®	-9.60%	2.75%	-8.36%	-1.32%	-0.07%
S&P GSCI® Commodity Index	-11.21%	-5.43%	-12.45%	-8.13%	-4.81%

Sources: Gresham Investment Management LLC, Zephyr Associates, Inc., Zephyr StyleADVISOR.

The performance data above (not annualized if less than one year) was produced by Nuveen using monthly total return data for TAP® provided by Gresham and monthly index data provided by Zephyr StyleADVISOR. The analysis is shown from January 1, 2005 to June 30, 2010 pursuant to CFTC performance disclosure rules. Commodities are represented by the DJ-UBSCI and GSCI. TAP® Net is shown net of the fees and expenses that will be applicable to the Fund (approximately 1.59%). TAP® Gross is shown gross of the fees and expenses that will be applicable to the Fund. The commodity benchmarks (which are unmanaged and cannot accommodate direct investment) are shown gross of fees and expenses. The performance of such indices would be lower when compared with TAP® if the fees and expenses applicable to the Fund were reflected in the returns of the indices. **Past performance of TAP® and these indices has varied considerably over different periods.** See page 14 for definitions of the indices represented in this analysis. For the performance of TAP®, net of fees and expenses for each month during this period, please see the Composite Performance Capsule on page 44 of the Fund's preliminary prospectus.

Past performance is not indicative of future results.

10

Nuveen Investments

Gresham Investment Management LLC

EXPERIENCED MANAGEMENT

Founded in 1898, Nuveen Investments and its affiliates had approximately $150 billion of assets under management as of June 30, 2010. NCAM, a wholly-owned subsidiary of Nuveen Investments, is the manager of the Fund and will be responsible for determining the Fund’s overall investment strategy and its implementation. NCAM is registered with the CFTC as a commodity trading advisor (“CTA”) and a commodity pool operator (“CPO”) and is a member of the NFA.

Gresham, the commodity subadvisor, will manage the Fund’s commodity investment Gresham Investment strategy and options strategy. Gresham is registered with the CFTC as a CTA and a CPO Management LLC and is a member of the NFA. Gresham is also registered with the SEC as an investment adviser. Gresham was formed in July 1992 by Dr. Henry Jarecki, who serves as the firm’s Chairman and head of the Investment Policy Committee for TAP®. As of June 30, 2010, Gresham had approximately $7.8 billion of client assets under management.

Gresham’s senior portfolio management team has extensive investment experience trading commodities and have each been with Gresham and its predecessors for over 12 years. Beginning in 1987, Dr. Henry Jarecki and Mr. Jonathan Spencer first managed the TAP® strategy in a proprietary family account. TAP® was first offered to outside clients beginning in September 2004, and Gresham continues to offer this strategy, among others, to outside clients.

Gresham’s senior portfolio management team of Jonathan Spencer, Douglas Hepworth, Randy Migdal and Susan Wager will serve as the Fund’s portfolio managers with respect to the Fund’s commodity investments. Mr. Spencer, President of Gresham, is responsible for Gresham’s day-to-day operational and administrative matters, and he has managed TAP® since its inception in 1987. Mr. Hepworth, who earned his Chartered Financial Analyst charter in 1994, is the Executive Vice President of Gresham. Mr. Hepworth has been associated with Gresham for more than 13 years and serves as Director of Research. Mr. Migdal serves as Head Trader responsible for the management of the TAP® strategy. Ms. Wager, Managing Director, has been associated with the Gresham for more than 15 years and has over 20 years of commodity trading experience. She serves as a Senior Trader responsible for the Fund’s options strategy.

NAM, the collateral subadvisor, an affiliate of the manager and a wholly-owned subsidiary of Nuveen Investments, will invest the Fund’s collateral in short-term, high grade debt securities. The collateral subadvisor is registered with the SEC as an investment adviser. As of June 30, 2010, NAM had approximately $82.6 billion of assets under management. Douglas Baker, Senior Vice President and Portfolio Manager, will serve as the portfolio manager for the Fund’s collateral strategy. Mr. Baker joined NAM in March 2006 as a Vice President and Derivatives Analyst.

FUND INFORMATION AT-A-GLANCE

INVESTMENT OBJECTIVE

e Fund’s investment objective is to generate higher risk-adjusted total return than leading commodity market benchmarks, specially the Dow Jones-UBS Commodity Index® and the S&P GSCI® Commodity Index, and passively managed commodity funds. Risk-adjusted total return refers to the income and capital appreciation generated by a portfolio (the combination of which equals its total return) per unit of risk taken, with such risk measured by the volatility of the portfolio’s total returns over a specific period of time. The Fund cannot assure you that it will achieve its investment objective.

INVESTMENT STRATEGY

In pursuing its investment objective, the Fund will invest directly in a diversified portfolio of commodity futures and forward contracts to obtain broad exposure to all principal groups in the global commodities markets. The Fund’s strategy, which integrates TAP® and writing commodity call options, is referred to as TAP PLUSSM. Gresham will actively manage the Fund’s portfolio of commodity futures and forward contracts pursuant to TAP®. The Fund is unleveraged, and the Fund’s commodity contract positions will be fully collateralized with cash equivalents and short-term, high grade debt securities. e Fund will also write commodity call options seeking to enhance the Fund’s risk-adjusted total return.

Because of the volatile nature of the commodities markets, the purchase and writing (selling) of commodity options involve a high degree of risk. As a writer (seller) of options, the Fund will be subject to the exercise of the option at any time and additional calls for margin when the market moves against the option position.

FUND MANAGEMENT

NCAM is the manager of the Fund and will be responsible for determining the Fund’s overall investment strategy and its implementation.

Gresham is the commodity subadvisor and will manage the Fund’s commodity investment strategy and the options strategy (TAP PLUSSM).

NAM is the Fund’s collateral subadvisor and will invest the Fund’s collateral in short-term, high grade debt securities.

NO LEVERAGE

A fundamental principle of Gresham’s TAP® strategy is that, at all times, the Fund intends that its commodity futures positions will be fully collateralized (fully collateralized means that the Fund will maintain as collateral high grade debt securities in an aggregate amount corresponding to the full notional value of its commodity investments). e Fund’s investments in commodity futures and forward contracts and options on commodity futures and forward contracts generally will not require significant outlays of capital. To support its commodity investments, the Fund anticipates that it will maintain significant collateral that will be invested in short-term debt securities.

The Fund has no current intention to utilize leverage (other than for borrowings for temporary or emergency purposes). Situations where the Fund might exercise this limited borrowing ability for temporary or emergency purposes may include, for example, events beyond the Fund’s control that temporarily limit or prevent the Fund from accessing its funds or investments through normal channels (such as a result of power outage affecting an entity holding Fund assets). The Fund may not borrow in excess of 5% of its net assets. Borrowings by the Fund could cause tax-exempt investors to recognize unrelated business taxable income with respect to a portion of their income from the Fund.

EXCHANGE-TRADED LIQUIDITY

It is anticipated that the Fund’s shares will be approved for listing on the NYSE Amex, subject to notice of issuance, under the market symbol CFD. The Fund is the first actively managed Fund to be listed on any NYSE Euronext group exchange that invests primarily in a diversified portfolio of commodity futures and options contracts.

REGULAR MONTHLY DISTRIBUTIONS

Commencing with the Fund’s first distribution, the Fund intends to make regular monthly distributions to its shareholders (stated in terms of a fixed cents per share distribution rate) based on the past and projected performance of the Fund.

The Fund expects to declare the initial distribution approximately 45 days, and to pay that distribution approximately 60 days, after the completion of this offering, depending on market conditions.

The Fund may need to liquidate some of its investments in order to make distributions, and such liquidation could be at times or on terms different than those the Fund would otherwise select, which could have an adverse effect on the Fund’s results.

The Fund does not anticipate that it will borrow to obtain the cash necessary to make its distributions, although the Fund does have the ability to borrow in an amount not to exceed 5% of the Fund’s net assets, and such borrowings could be used for distributions. Under normal business conditions, the Fund expects to have sufficient liquidity to pay all monthly and supplemental distributions, without using such borrowing.

TAX CONSIDERATIONS

The Fund expects that most of the commodity futures and options contracts acquired to facilitate implementing the investment strategy will be exchange listed and that generally they will qualify as “Section 1256 Contracts” for tax purposes. Capital gains and losses from Section 1256 Contracts generally are characterized as long-term capital gains or losses to the extent of 60% of the gains or losses and as short-term capital gains or losses to the extent of 40% of the gains or losses.

The Fund will be classified as a partnership for U.S. federal income tax purposes. Accordingly, the Fund will not incur U.S. federal income tax liability; rather, each owner of the Fund’s shares will be required to take into account his or her allocable share of the Fund’s income, gain, loss, deduction and other items for the Fund’s taxable year ending with or within its taxable year. Fund shareholders will receive an Internal Revenue Service (“IRS”) Form 1065, Schedule K-1, which reports their allocable portion of such tax items. The Fund anticipates that shareholders will have access to their Schedule K-1 by the end of the first week of March in the following year.

A shareholder should not be required, solely as a result of an investment in the Fund, to le state or local tax returns in any state or city where the shareholder would otherwise not be subject to state or local income taxes.

SOURCES OF RETURNS

The Fund is designed to generate current income and gains from a variety of possible sources including:

1. Commodity Futures and Forward Contracts: short-term and long-term capital gains.

2. Commodity Options: short-term and long-term capital gains.

3. Collateral Investments: interest income and/or capital gains from the Fund’s investment in short-term, high grade debt securities.

Transactions in commodity futures and forward contracts carry a high degree of risk. You should carefully consider whether your financial condition permits you to participate in a commodity pool, where futures and options trading can quickly lead to large losses as well as gains, and sharply reduce the net asset value of your interest in the pool. For further discussion of the risks, please review the “Special Risk Considerations” on pages 15–16 of this brochure and “Risk Factors” beginning on page 17 of the Fund’s preliminary prospectus.

INITIALI NVESTMENT $25 per share, 100 share minimum.

4.5% underwriter commissions on initial offering price, plus other offering costs.

The Fund’s share price will fluctuate. At the time you sell your shares, their price may be above or below net asset value and may be worth more or less than your original investment.

MANAGEMENT FEE

A maximum amount of 1.25% (annualized) of average daily net assets, with breakpoint reductions. There is no performance fee.

The fees paid by the Fund to the manager are subject to various breakpoints, as noted above. A break point means that if the value of investments held by the Fund achieves a specified level, the Fund will be eligible to pay the manager a reduced fee on that portion of the assets above that level (the “break point”).

GLOSSARY

ASSET CLASS DEFINITIONS

Asset Class/

Representative Index Composition

Commodities /

S&P GSCI® Commodity

Index (GSCI) Formerly, the Goldman Sachs Commodity Index. The index was first published in 1991, but the rules-based methodology was coupled with historical price data to create a history that begins on January 2, 1970, giving it the longest history of the commercially available commodity indices. In 1970, the GSCI included five commodities. Currently, the index includes 24 commodities. The 24 commodities can be organized into five groups: agriculture, livestock, energy, industrial metals and precious metals.

Commodities /

Dow Jones-UBS Commodity

Index® (DJ-UBSCI) Formerly, the Dow Jones AIG Commodity Index. The index was created in 1998. Currently, the index includes 19 commodities. The 19 commodities can be organized into five groups: agriculture, livestock, energy, industrial metals and precious metals. Two important rules for the index are that the minimum allowable weight for any single commodity in the index is 2%, and the maximum for any sub-asset class is 33% at the time of the annual reconstitution.

U.S. Equities / An unmanaged index of U.S. companies with market capitalizations in excess of $4 billion. It consists of

S&P 500® Index 500 stocks chosen for market size, liquidity and industry group representation.

Foreign Equities / An unmanaged, free ¯oat-adjusted market-capitalization index that is designed to measure developed market

MSCI EAFE® Index equity performance, excluding the U.S. and Canada.

U.S. Bonds / Formerly, the Lehman Brothers U.S. Aggregate Bond Index. e index is unmanaged and considered

Barclays Capital U.S. Aggregate generally representative of investment-grade fixed income securities issued within the U.S.

Bond Index

See the Fund’s preliminary prospectus for more information on the indices described above.

PERFORMANCE MEASUREMENT DEFINITIONS

Term Definition

Correlation Correlation is a statistical measure of how investment returns move over time in relation to one other. Correlation is computed by the correlation coefficient, which ranges between -1 (perfect negative correlation, returns moving in opposite directions) and +1 (perfect positive correlation, returns moving in the same direction). Perfect positive correlation implies that as one set of returns moves either«upward or downward, the other set of returns will move in the same direction. Alternatively, perfect negative correlation implies that as one set of returns moves in either direction, the other set of returns will move in the opposite direction. A correlation of 0 implies that no relationship can be found between the movement of two sets of returns.

Consumer Price Index (CPI) CPI is a statistical measure of a weighted average of prices of a specified set of goods and services purchased by wage earners in urban areas. It is often used as a measure of inflation.

Standard Deviation Standard deviation is a statistical measure of portfolio risk. Standard deviation is equal to the square root of the variance. It reflects the average deviation of the observations from their sample mean. In the case of portfolio performance, the standard deviation describes the average deviation of the portfolio returns from the mean portfolio return over a certain period of time. Standard deviation measures the typical width of this range of returns. The wider the typical range of returns, the higher the standard deviation of returns, and the higher the portfolio risk.

Sharpe Ratio The Sharpe ratio is a statistical measure of the risk-adjusted return of a portfolio. The ratio represents the return gained per unit of risk taken. The Sharpe ratio can be used to compare the performance of managers. Managers with the same excess return for a period but different levels of risk will have Sharpe ratios that reflect the difference in the level of risk. The performance of the manager with the lower Sharpe ratio would be interpreted as exhibiting comparatively more risk for the desired return compared to the other manager. If the two managers had the same level of risk but different levels of excess return, the manager with the higher

Sharpe ratio would be preferable because the manager achieved a higher return with the same level of risk as the other manager. The Sharpe ratio is most helpful when comparing managers with both different returns and different levels of risk. In this case, the Sharpe ratio provides a per-unit measure of the two managers that enables a comparison. The ratio is equal to the excess return divided by the standard deviation of the portfolio.

SPECIAL RISK CONSIDERATIONS

An investment in the Fund involves special risk considerations, which are summarized below. The Fund may not be able to achieve its investment objective. A more extensive discussion of these risks appears beginning on page 17 of the preliminary prospectus.

The Fund has no history of operations. Therefore, there is no performance history for the Fund to serve as a basis for you to evaluate an investment in the Fund. The manager has not previously operated a commodity pool. While the commodity subadvisor has previously managed assets pursuant to TAP®, it has never employed TAP PLUSSM when managing assets for outside clients.

An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire amount that you invest.

Investments in commodity futures and forward contracts and options on commodity futures and forward contracts have a high degree of price variability and are subject to rapid and substantial price changes. The Fund could incur significant losses on its commodity investments.

The net asset value of each share will change as fluctuations occur in the market value of the Fund’s portfolio. Investors should be aware that the public trading price of a share may be different from the net asset value of a share. The price difference may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares may be related to, but are not identical to, the forces influencing the prices of the commodity contracts and other instruments held by the Fund at any point in time.

If the Fund experiences more losses than gains during the period you hold shares, you will experience a loss for the period even if the Fund’s historical performance is positive.

There can be no assurance that the Fund’s options strategy will be successful. The Fund intends to use options on commodity futures and forward contracts to enhance the Fund’s risk-adjusted total returns. The Fund may seek to protect its commodity futures and forward contracts positions in the event of a market decline in those positions by purchasing commodity put options that are “out-of-the money.” The Fund’s use of options, however, may not provide any, or only partial, protection for modest market declines.

As the writer of call options for which a premium is received, the Fund will forego the right to any appreciation in the value of each commodity futures or forward contract in its portfolio that effectively underlies a call option to the extent the value of the commodity futures or forward contract exceeds the exercise price of such option on or before the expiration date.

The return performance of the Fund’s commodity futures and forward contracts may not parallel the performance of the commodities or indices that serve as the basis for the options bought or sold by the Fund; this basis risk may reduce the Fund’s overall returns.

The investment decisions of the commodity subadvisor may be modified, and commodity contract positions held by the Fund may have to be liquidated at disadvantageous times or prices, to avoid exceeding regulatory “position limits,” potentially subjecting the Fund to substantial losses.

The CFTC has recently withdrawn relief previously granted to Gresham from position limits with respect to certain agricultural commodities (soybeans, corn and wheat) in which Gresham invests under TAP®. The CFTC is evaluating further changes to position limits for other commodities. Any such future changes could limit the Fund’s ability to implement its investment strategy.

The Fund is subject to numerous conflicts of interest, including those that arise because:

— the Fund’s commodity subadvisor, commodity brokers and their principals and affiliates may execute trades in commodity futures and forward contracts and options on commodity futures and forward contracts for their own account and accounts of other customers that may compete with orders placed for the Fund; commodity contract positions established for the benefit of the Fund may be aggregated with the positions held by the commodity subadvisor, its principals or affiliates for their own account and the accounts of other customers for the purposes of determining “position limits,” and there can be no assurance that the commodity subadvisor will choose to liquidate the Fund’s positions in a proportionate manner in the event of mandatory liquidation of positions held by the commodity subadvisor (or its principals or affiliates) to comply with position limits or for other reasons;

— the manager has less of an incentive to replace the collateral subadvisor because it is an affiliate of the manager; and

— each of the managers and the subadvisors resolve conflicts of interest as they arise based on its judgment and analysis of the particular issue. There are no formal procedures to resolve conflicts of interest and as a result, the manager and/or the subadvisors could resolve a potential conflict in a manner that is not in the best interest of the Fund or its shareholders.

The Fund currently expects that up to 30% of its net assets invested in commodity futures and forward contracts and options on commodity futures and forward contracts may be in non-U.S. markets. Some non-U.S. markets present risks because they are not subject to the same degree of regulation as their U.S. counterparts.

Regardless of its investment performance, the Fund will incur fees and expenses, including brokerage and management fees. A management fee will be paid by the Fund even if the Fund experiences a net loss for the full year. To break even in one year on shares purchased in the offering, and assuming the Fund’s estimated net proceeds generate annual interest income of .15% (.14% of the estimated gross offering size), the Fund must earn profits other than from interest income of 6.31%.

The Fund may need to liquidate some of its investments in order to make distributions, and such liquidation could be at times or on terms different than those the Fund would otherwise select, which could have an adverse effect on the Fund’s results.

Unlike other Nuveen-sponsored funds, the Fund is not a mutual fund, a closed-end fund or any other type of “investment company” within the meaning of the 1940 Act, and is not subject to regulation thereunder nor afforded the protections of the 1940 Act. As such, the Fund’s board does not have the scope of authority mandated to a board under the 1940 Act. Based on the Fund’s structure, its (i) potential for the realization of the greatest gains and (ii) exposure to the largest risk of loss will always be from its commodity investments and options strategy.

Shareholders will have no rights to participate in the Fund’s management other than the right in certain circumstances to remove or replace the manager. The individual Trustees will have very limited powers (specifically, to serve as the audit and nominating committees, and to terminate the manager for cause). The individual Trustees therefore will not have the control of the management and operation of the Fund that would be typical of the board of directors of a corporation. Therefore, Fund shareholders will have to rely on the judgment of the manager and the subadvisors to manage the Fund.

The Fund’s shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

In the event of deteriorating market conditions or other reasons, Nuveen Investments, NCAM, NAM and Gresham may need to implement cost reductions in the future which could make the retention of qualified and experienced personnel more difficult and could lead to personnel turnover.

The Fund is dependent upon services and resources provided by its manager and collateral subadvisor (NCAM and NAM, respectively) and their parent, Nuveen Investments. Nuveen Investments has a substantial amount of indebtedness. Nuveen Investments, through its own business or the financial support of its affiliates, may not be able to generate sufficient cash flow from operations or ensure that future borrowings will be available in an amount sufficient to enable it to pay its indebtedness, with scheduled maturities beginning in 2013, or to fund its other liquidity needs.

Please see the Fund’s preliminary prospectus for a complete description of these and other risks. Nuveen does not offer tax or legal advice. Please consult with your tax or legal advisor before investing.

The preceding discussion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding United States federal tax penalties, and was written to support the promotion or marketing of the offering. Each investor should seek advice based on such person’s particular circumstances from an independent tax advisor.

This brochure must be preceded or accompanied by a preliminary prospectus for the Fund. The information contained in this brochure and in the preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. We may not sell these securities until the registration statement filed with the SEC is effective. This brochure or the preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Investors should carefully read the Fund’s prospectus, which includes a discussion of investment objectives, risk factors, fees and expenses, before investing.

The anticipated date of first use of this brochure is September 1, 2010.

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Nuveen Investments, LLC 333 West Wacker Drive Chicago, IL 60606 www.nuveen.com

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